USIMINAS

Belo Horizonte, May 19, 2004

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Ref: Usinas Siderúrgicas de Minas Gerais - Usiminas
Exemption: Nº 82-3902

Gentleman/Madam:

We are enclosing copies of the Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS 1st Quarter Results release and Usiminas 2003 Annual Shareholders Report and Social, Cultural and Environmental Statement 2003, all, in the English and Portuguese versions. We submit this information to you in order to maintain its exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Bruno Seno Fusaro
Investors Relations Manager

Encl.

cc: Glorinete Laurentino
The Bank of New York

USIMINAS

Belo Horizonte, May 19, 2004

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Ref: Usinas Siderúrgicas de Minas Gerais - Usiminas
Exemption: Nº 82-3902

Gentleman/Madam:

We are enclosing copies of the Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS 1st Quarter Results release and Usiminas 2003 Annual Shareholders Report and Social, Cultural and Environmental Statement 2003, all, in the English and Portuguese versions. We submit this information to you in order to maintain its exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Bruno Seno Fusaro
Investors Relations Manager

Encl.

cc: Glorinete Laurentino
The Bank of New York

Return Copy

USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING LIVES


1Q04

Net revenues grow 12% and EBITDA reaches R$ 921 million

Belo Horizonte, May 5, 2004 - Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY) announced today its first quarter 2004 results. Operational and financial information of the Company, except where otherwise indicated, is presented based on consolidated data in Brazilian reais in accordance with Corporate Law. All comparisons made in this release take into consideration the same period in 2003, except when specified differently.

HIGHLIGHTS

Sales and Revenues
Sales volume of the Usiminas System reached 1.9 million tonnes in 1Q04, a growth of 4%. Domestic sales remained at the 1.4 million-tonne level achieved in 1Q03, while exports grew 15%, totaling 531 thousand tonnes. Net revenues grew 12% and totaled R$ 2.4 billion in the quarter, reflecting the increase in the average price of products.

EBITDA
EBITDA reached R$ 921 million, 4% above that obtained in the same period last year. This evidenced both recovery in cash generation, as well as EBITDA margin relative to the last three quarters. In relation to 4Q03, the gain was 8 percentage points, increasing from 31% to 39%.

Net Income
Consolidated net income reached R$ 358 million in 1Q04, 1% above that verified in 1Q03, recalling that the latter period was positively impacted by exchange variations of R$ 79 million.

Subsequent Events
Usiminas signed three important operational agreements in April and May 2004 in keeping with its strategic long-range vision. The signing of the sixth technology transfer agreement with Nippon Steel Corporation, valid until 2009, will assure the continuity of Usiminas' leadership in state-of-the-art steel production. The agreement signed with CVRD will guarantee supply of 5 million tonnes annually of iron ore over the next five years. Lastly, the agreement between Usiminas/Cosipa and Cemig will assure the supply of electrical power over the same five-year period and marks the migration of the Usiminas System from the captive energy market to the free market for electrical energy.

Outlook
Usiminas maintains an expectation of a 7% expansion in the domestic flat steel market in 2004, based on data from IBS (Brazilian Steel Institute). Analyses point to export sector growth, with GDP increasing 3%. The Usiminas System's domestic market share should not change significantly in spite of growth in supply. In 2Q04, average prices will remain at high levels in the international market for steel products. For the second half, international business performance remains favorable, even with potential decline in Chinese demand, thanks to the economic recovery in the United States. In the domestic market, the behavior of interest rates and the political environment will set the rhythm of economic activity, with reflexes on steel product demand.

Highlights

R$ million	1Q 2004	1Q 2003	Chg. %
Total Sales Volume (000 t)	1,910	1,830	4
Net Revenues	2,365	2,120	12
Gross Profit	936	875	7
Operating Result (EBIT)a	781	758	3
Financial Result	(253)	(171)	48
Net Income	358	356	1
EBITDA b	921	889	4
EBITDA (R$/t)	482	486	-1
Total Assets	15,799	15,139	4
Net Debt	6,330	8,061	-21
Stockholders' Equity	4,358	3,390	29

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, depreciation, amortization and participations.

Conference Call: Friday, May 7
International, 11:00 am (NY), 12:00 pm (Brasília)
Local, 10:00 am (Brasília).

Connection Numbers:
From USA: (1-888) 340-8477
(1-786) 924-8430
From Brazil: (55 11) 4613-0503

Security codes: 927 (international)
833 (local)

The conference call and a slide presentation will be broadcasted live via internet, accessible through Usiminas' website: www.usiminas.com.br

FOR IMMEDIATE RELEASE

Contacts:
Bruno Seno Fusaro
brunofusaro@usiminas.com.br
Tel: +55 (31) 3499-8710

Paulo Esteves
paulo.esteves@thomsonir.com.br
Tel: +55 (11) 3897-6466/6857



Market, Production and Sales

Brazilian crude steel production reached 8 million tonnes in 1Q04, an increase of 6%. Rolled steel production was the highlight in the period, registering an increase of 14% and totaling 5.7 million tonnes, favored by the start-up of new production lines.

Domestic flat steel demand beat preliminary market forecasts with 2.5 million tonnes, an increase of 7.6%. This growth was led by orders from export and agribusiness sectors.

In the international market, Brazilian flat steel exports totaled 828 thousand tonnes. The 32% growth was driven by heated Asian market demand and resumption of purchases in the United States.

The Usiminas System produced 2.2 million tonnes of crude steel in 1Q04, 7% above the same period last year. Operations went as programmed with full capacity utilization at both plants, pointing to an annualized volume of 9 million tonnes.

Production (Crude Steel)

Thousand tonnes	1Q04	1Q03	4Q03	Chg. % 1Q/1Q	Chg.% 1Q/4Q	2003	2002	Chg.%
Usiminas	1,165	1,130	1,074	3	8	4,524	4,575	-1
Cosipa	1,059	952	1,064	11	0	4,097	3,873	6
Total	2,224	2,082	2,138	7	4	8,621	8,448	2

Consolidated Sales (000 t.)


1,736
22%
78%
1,890
31%
69%
1,910
33%
67%
2,185
33%
67%
1,830
25%
75%
1,939
26%
74%
1,822
35%
65%
2,119
36%
64%
1,910
28%
72%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
Domestic Market
Export Market

Share of slab and heavy plate increases in product mix

Sales mix by volume showed an increase in slab and heavy plate in 1Q04. Slab shipments grew 32%, reaching 230 thousand tonnes. Sales of heavy plate grew 9%, totaling 426 thousand tonnes.

USIMINAS



Domestic sales of the Usiminas System maintained the 1.4 million-tonne sales level in the quarter. The auto industry, agricultural and highway equipment and electrical equipment segments, related to exports and agribusiness, remained strong and counterbalanced the negative sales performance of sectors dependent on domestic consumption, such as infrastructure and civil construction.

The System ended the quarter with a 57% domestic flat steel market share.

The Company's exports grew 15% and totaled 531 thousand tonnes in 1Q04. Demand remained strong in China and intensified in the United States. Heavy plate shipments for export totaled 125 thousand tonnes, an expansion of 35%. The orders were mainly destined for the shipbuilding industry and infrastructure projects in Southeast Asia. Hot rolled coil exports grew 75%, with sales volume reaching 47 thousand tonnes in the period. Slab exports grew 22%, reaching 191 thousand tonnes in 1Q04.

Sales

Thousand tonnes	1Q04	%	1Q03	%	Chg.
Usiminas					
Domestic Market	833	81	820	80	2%
Export Market	198	19	201	20	-1%
Total	1,031	100	1,020	100	1%
Cosipa					
Domestic Market	546	62	547	68	0%
Export Market	333	38	262	32	27%
Total	879	100	809	100	9%
System					
Domestic Market	1,379	72	1,367	75	1%
Export Market	531	28	463	25	15%
Total	1,910	100	1,830	100	4%

Exports accounted for 28% of sales volume in 1Q04

Exports as a share of total company sales grew by three percentage points as a result of the strong foreign demand for Usiminas System products compared to the same period of the previous year.

Sales Volume Mix - 1Q04


Usiminas
Cosipa
System
Expt 19%
Dom Mkt 81%
Expt 38%
Dom Mkt 62%
Expt 28%
Dom Mkt 72%



Net Revenues

Consolidated net revenues grew 12% and reached R$ 2.4 billion in 1Q04. Average per-tonne revenue grew 7%, reaching R$ 1,238/t.

The performance reflected growth in volume sold and an increase in average product price. Nevertheless, the Brazilian real/dollar appreciation from 1Q03 to 1Q04 decreased the magnitude of the increase in export revenues when compared in local currency. The greater share of slab in the sales mix also adversely affected average price per tonne.

Gross Profit

Gross profit was R$ 936 million in 1Q04, a 7% increase. Average per-tonne cost rose 10% to R$ 748. In view of the fact that Usiminas maintains raw materials safety inventories, including coke and coal, the impact of price adjustments for inputs will become more apparent as of 2Q04.

Gross margin varied slightly, reaching 40%, which evidences the gains made in sales and administrative production costs, thereby preserving Usiminas' sales margins, in spite of strong cost pressures felt at the end of 2003.

EBITDA and EBITDA margin show improvement in 1Q04

Operating Profit

EBIT (Operating profit before financial expense) grew 3%, reaching R$ 781 million. EBIT margin went from 36% to 33%, on the other hand, reflecting greater sales expense.

EBITDA reached R$ 921 million in 1Q04, an amount 4% above that obtained in the same period of the previous year. Analyzing the graph below, EBITDA and EBITDA margin recovered relative to the last three quarters. Q-on-Q, EBITDA growth was 21%, going from R$ 763 million in 4Q03 to R$ 921 million in 1Q04. This is the second best performance for Usiminas, only below that achieved in 4Q02, an atypical result due to the strong dollar appreciation and to concentration of shipments.

Financial Result and Debt

In 1Q04, dollar appreciation in relation to the Brazilian real was approximately 0.7%, which negatively impacted consolidated financial results by approximately R$ 80 million. In the same period of the previous year, exchange variations resulted in a gain of R$ 79 million.

Consolidated gross debt totaled R$ 7.6 billion at the end of March 2004. Of this total, 37% was from export-import financing, 19% referred to BNDES loans, 31% was from capital markets operations and the remaining was sundry operations. Gross debt show a reduction of R$ 31 million in the quarter. Net debt, on the other hand, was reduced by R$ 410 million (US$ 160 million), indicating that the Company's goal of reducing at least US$ 300 million in the year will be fulfilled.

Cosipa took advantage of the favorable financial market in 1Q04 and issued US$ 175 million in Eurobonds and obtained a pre-payment export facility in the amount of US$ 135 million, both of which have five-year maturities, thus maintaining the company policy to lengthen its debt profile.

Consolidated Total Debt/EBITDA


5.1
5.7
6.2
3.9
2.9
2.4
2.4
2.5
2.4
7.8
8.8
10.9
9.5
8.7
7.9
7.9
7.6
7.6
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
Total Debt
Debt/EBITDA

EBITDA/EBITDA Margin


27%
31%
37%
45%
42%
36%
33%
31%
39%
349
440
621
1,019
889
760
660
763
921
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
EBITDA
EBITDA Margin

The total consolidated debt / EBITDA ratio was reduced from 2.5 times in 2003 to 2.4 times in March 2004. This was the result of the increase in cash generation earmarked for debt amortization of the Company.



Net Income

Consolidated net income reached R$ 358 million in 1Q04.

Investments

Investments totaled R$ 40 million in 1Q04, basically earmarked for equipment maintenance. The 2004 investment program should reach approximately R$ 450 million, concentrated in production improvements, maintenance and small revamping projects in both mills.

Subsequent Events

In line with its strategic long-range vision, Usiminas signed three important operational agreements at the beginning of the year:

- **Technology transfer** - The signing of the sixth technology transfer agreement with Nippon Steel Corporation occurred in April 2004, valid until 2009. This will assure continuity of Usiminas' state-of-the-art steel production. Nippon Steel is a benchmark in global steel technology. With the contract, Usiminas reinforces its medium and long-term strategies by becoming more competitive in relation to other Brazilian steelmakers;
- **Iron ore purchases** - The agreement established with CVRD also occurred at the end of April and involves close to US$ 400 million. It will guarantee the supply of iron ore over the next five years and crowns a relationship of 42 years between the two companies. Through this renewable contract, Vale do Rio Doce will assure supply of five million tonnes of iron ore annually, meeting technical production specifications, which represent 85% of Usiminas' needs;
- **Electrical energy purchases** - Signed with Cemig, this agreement assures the supply of electric power between January 2005 and December 2009 and marks the migration of Usiminas and Cosipa from the captive energy market to the free market. It also integrates a set of measures that the System has been implementing to minimize energy requirement risk. Special mention is due of the System's in-house generation project expansion, which will raise energy production from the present 16% to 30% of the total electricity consumed by the Company by 2007.

Outlook

Maintenance of a conservative monetary policy, reflected in the rate of reduction of the basic interest rate and tight fiscal policy that has increased the tax rate to a level close to 40% of the GDP, has limited the perspectives for recovery of domestic consumption in the near term. In addition, the lack of definition of regulatory guidelines in the infrastructure sector has delayed important investment projects in Brazil.

Within this scenario, we believe that economic activity will continue to be stronger in sectors related to exports and agribusiness. Nevertheless, positive factors could favor the level of activity in other segments. Such factors include the following: (i) announcement of a new industrial policy, contemplating the capital goods industry, pharmaceuticals, software and semi-conductors; (ii) the trend for greater liquidity in the economy; and (iii) announcement of preliminary results of the FGV survey that point to signs of a recovery in industrial production.

Usiminas maintains an expectation of a 7% expansion in the domestic flat steel market in 2004, based on data from IBS (Brazilian Steel Institute). Analyses point to export sector growth, with GDP increasing 3%. The Usiminas System's domestic market share should not change significantly in spite of growth in supply. In 2Q04, average prices will remain at high levels in the international market for steel products. For the second half, international business performance will remain favorable, in spite of possible declines in Chinese demand, thanks to expressive economic recovery in the USA. In the domestic market, the behavior of the interest rate and the political environment will mark the pace of economic activity, with reflexes on the demand for steel products.

Declarations contained in this release relative to the business outlook of the Company, forecasts of operational and financial results and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.

###

Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS is an integrated steel producer, with net sales of R$ 8.7 billion in 2003. The Usiminas System is made up mainly of USIMINAS and Cosipa and has an annual capacity of 9.3 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, autoparts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

USIMINAS

Attachment 1 - Financial Statements

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	1Q 2004	1Q 2003	Chg. %
Net Revenues	**1,306,787**	**1,222,500**	7
Domestic Market	**1,081,993**	**980,765**	10
Export Market	**224,794**	**241,735**	-7
COGS	(734,025)	(710,878)	3
Gross Profit	**572,762**	**511,622**	12
Gross Margin %	***44%***	***42%***	5
Operating Income (Expenses)	**(64,039)**	**(65,049)**	-2
Selling	(20,645)	(13,097)	58
General and Administrative	(21,630)	(19,309)	12
Others, Net	(21,764)	(32,643)	-33
EBIT	**508,723**	**446,573**	14
EBIT Margin %	***39%***	***37%***	7
Financial Result	**(81,964)**	**(108,438)**	-24
Financial Income	21,280	(18,565)	-
Financial Expenses	(103,244)	(89,873)	15
Equity Income	80,327	151,236	-47
Operating Result	**507,086**	**489,371**	4
Non-Operating Income	(4,810)	(9,278)	-48
Profit Before Taxes	**502,276**	**480,093**	5
Income Tax / Social Contribution	(132,393)	(118,017)	12
Income before Taxes and Profit Sharing	**369,883**	**362,076**	2
Profit Sharing	(4,592)	0	-
Net Income	**365,291**	**362,076**	1
Net Income per share (R$/share)	**1.66512**	**1.68333**	-1
EBITDA	**570,762**	**514,733**	11
EBITDA Margin%	**43.7%**	**42.1%**	4
Depreciation	62,039	59,663	4
Provisions	-	8,497	-100

Attachment 2 - Financial Statements

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	1Q 2004	1Q 2003	Chg. %
Net Revenues	**2,364,710**	**2,119,826**	12
Domestic Market	1,781,386	1,593,683	12
Export Market	583,324	526,143	11
COGS	(1,428,815)	(1,244,808)	15
Gross Profit	**935,895**	**875,018**	7
Gross Margin %	***40%***	***41%***	**-4**
Operating Income (Expenses)	**(154,468)**	**(117,073)**	32
Selling	(53,017)	(35,404)	50
General and Administrative	(53,531)	(46,237)	16
Others, Net	(47,920)	(35,432)	35
EBIT	**781,427**	**757,945**	3
EBIT Margin %	***33%***	***36%***	**-8**
Financial Result	**(253,433)**	**(171,065)**	48
Financial Income	45,388	(38,035)	-
Financial Expenses	(298,821)	(133,030)	125
Equity Income	13,908	391	3457
Operating Result	**541,902**	**587,271**	-8
Non-Operating Income	(7,388)	(11,801)	-37
Profit Before Taxes	**534,514**	**575,470**	-7
Income Tax / Social Contribution	(164,645)	(206,382)	-20
Income before Taxes and Profit Sharing	**369,869**	**369,088**	0
Profit Sharing	(4,592)	0	-
Minority Interests	(6,857)	(12,900)	-47
Net Income	**358,420**	**356,188**	**1**
Net Income per share (R$/share)	**1.63380**	**1.65595**	-1
EBITDA	**921,083**	**888,802**	4
EBITDA Margin%	***39.0%***	***41.9%***	**-7**
Depreciation	135,070	123,286	10
Provisions	4,586	7,571	-39

USIMINAS

Attachment 3 - Financial Statements

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company 1Q 2004	Parent Company 1Q 2003	Consolidated 1Q 2004	Consolidated 1Q 2003
Operating Activities				
Net Income (Loss) in the Period	365,291	362,076	358,420	356,188
Financial Expenses and Monetary Var/Net Exchge Var	87,616	94,711	254,676	155,050
Depreciation, Exhaustion and Amortization	62,039	59,663	135,070	123,286
Investment Write-offs (Decrease in Permanent Assets)	5	7,642	93	7,066
Equity in the Results of Subsidiaries/Associated Companies	(80,327)	(151,236)	(13,908)	(391)
Income Tax and Social Contribution	132,393	118,017	164,645	206,382
Provisions	39,984	18,307	91,596	14,226
Adjustment for Minority Participation	0	0	6,857	12,860
Total	607,001	509,180	997,811	874,667
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	4,114	(5,104)	(20,375)	183,487
Increase (Decrease) in Inventories	21,408	(44,010)	5,907	(149,617)
Increase (Decrease) in Recovery of Taxes	66,239	(1,008)	72,331	(6,653)
Increase (Decrease) in Judicial Deposits	(17,535)	6,793	(25,262)	3,297
Others	(7,054)	(38,580)	7,321	(22,691)
Total	67,632	(81,909)	40,382	7,823
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	(16,401)	11,305	8,975	(60,072)
Increase (Decrease) in Accounts Payable	(25,452)	(43,368)	19,987	(14,540)
Customer Advances	(1,270)	(12,614)	44,458	(3,153)
Taxes to be Collected	1,869	(5,065)	2,202	(14,401)
Others	(115,352)	(54,034)	(134,831)	(20,575)
Total	(156,606)	(103,776)	(59,209)	(112,741)
Cashflow Generated from Operating Activities	518,027	323,495	978,984	769,749
Financial Activities				
Inflow of Loans and Financing	6,131	200,155	1,166,760	952,028
Payment of Loans, Financing and Debentures	(292,589)	(536,069)	(1,223,281)	(1,550,648)
Interest Paid on Loans, Financing and Debentures	(36,234)	(64,658)	(164,036)	(164,156)
Interest Paid on Taxes Payable in Installments	(8,997)	(4,531)	(9,467)	(5,748)
Swap Operations Redemptions	(11,983)	23,445	(27,541)	22,741
Dividends Paid	(302,207)	(3)	(302,207)	(919)
Net Funds from Financial Activities	(645,879)	(381,661)	(559,772)	(746,702)
Investment Activities	0	0	0	2,073
(Additions) in Long-term Investments	(10,868)	(50,700)	(40,313)	(96,297)
(Additions) to Permanent Assets, except Deferred Charges				
Funds Used for Investments	(10,868)	(50,700)	(40,313)	(94,224)
Exchange Variation of Cash and Cash Equivalents	1,612	(12,497)	3,942	(29,079)
Cash Balance Change	(137,108)	(121,363)	382,841	(100,256)
At the Beginning of the Period	442,733	461,692	843,007	731,755
At the End of the Period	305,625	340,329	1,225,848	631,499

USIMINAS

Attachment 4 - Financial Statements

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company		Consolidated	
	31-Mar-04	31-Dec-03	31-Mar-04	31-Dec-03
Current Assets	**2,075,271**	**2,309,116**	**4,561,482**	**4,247,631**
Cash and Cash Equivalents	305,625	442,733	1,225,848	843,007
Trade Accounts Receivable	851,640	855,754	1,464,173	1,443,797
Taxes Recoverable	51,960	118,199	172,128	244,459
Financial Instruments	-	-	-	-
Inventories	661,184	682,592	1,435,939	1,441,846
Deferred Income Tax & Social Contrb'n	138,397	138,857	138,397	138,857
Other Securities Receivables	66,465	70,981	124,997	135,665
Long-Term Receivable	**1,408,628**	**1,425,614**	**1,807,698**	**1,820,804**
Deferred Income Tax & Social Contrb'n	900,373	934,650	1,340,528	1,373,768
Related Company Credits	301,092	297,560	81,531	77,501
Deposits at Law	147,825	130,290	255,768	230,506
Financial Instruments	-	-	-	-
Others	59,338	63,114	129,871	139,029
Permanent Assets	**5,647,365**	**5,606,873**	**9,429,442**	**9,504,377**
Investments	2,082,865	1,990,933	194,656	179,522
Property, Plant and Equipment	3,564,500	3,615,940	9,185,319	9,274,440
Deferred	-	-	49,467	50,415
Total Assets	**9,131,264**	**9,341,603**	**15,798,622**	**15,572,812**

USIMINAS

Attachment 5 - Financial Statements

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	31-Mar-04	31-Dec-03	31-Mar-04	31-Dec-03
Current Liabilities	**1,312,781**	**1,846,094**	**3,323,546**	**4,205,279**
Loans and Financing	783,656	944,008	2,126,796	2,747,421
Debentures	-	-	-	16,761
Suppliers, Subcontractors and Freight	123,806	140,207	325,738	316,763
Taxes, Charges and Payroll Taxes	100,381	77,867	290,253	238,067
Financial Instruments	23,530	27,647	90,435	90,868
Related Companies	152,602	178,054	60,156	43,338
FEMCO Accounts Payable	-	-	9,832	8,891
Salaries and Social Contribution	43,406	41,367	53,201	50,325
Taxes Payable in Installments	23,254	28,218	26,020	30,003
Dividends Payable	4,165	306,372	4,209	306,415
Others	57,981	102,354	336,906	356,427
Long-Term Liabilities	**3,428,134**	**3,470,451**	**7,995,974**	**7,253,709**
Loans and Financing	1,578,701	1,597,248	5,036,212	4,087,373
Debentures	-	-	-	240,000
Provision for Contingencies	551,428	502,685	1,006,243	914,315
Actuarial Liability	968,569	967,802	1,025,306	1,024,539
Taxes Payable in Installments	88,390	91,190	99,841	103,047
Financial Instruments	64,552	54,597	312,661	284,000
FEMCO	-	-	357,233	353,067
Others	176,494	256,929	158,478	247,368
Minority Interests	**-**	**-**	**121,261**	**114,403**
Shareholders' Equity	**4,390,349**	**4,025,058**	**4,357,841**	**3,999,421**
Capital	1,280,839	1,280,839	1,280,839	1,280,839
Capital Reserves	1,831,542	1,831,542	1,831,542	1,831,542
Revenue Reserves	912,677	912,677	912,677	912,677
Accumulated Profit (Loss)	365,291	-	332,783	(25,637)
Total Liabilities and Shareholders' Equity	**9,131,264**	**9,341,603**	**15,798,622**	**15,572,812**

USIMINAS

Attachment 6 - Sales Breakdown

Sales Volume Breakdown - Consolidated

Thousand tonnes	1Q 2004		1Q 2003		Chg.
TOTAL SALES	1,910	100%	1,830	100%	4%
Heavy Plates	426	22%	391	21%	9%
Hot Coils/Sheets	538	28%	519	28%	4%
Cold Coils/Sheets	470	25%	479	26%	-2%
Eletrogalvanized Coils	65	3%	50	3%	30%
Hot Dip Galvanized Coils	73	4%	93	5%	-22%
Processed Products	107	6%	123	7%	-13%
Slabs	230	12%	175	10%	32%
TOTAL SALES - DOMESTIC MARKET	1,379	72%	1,367	75%	1%
Heavy Plates	301	16%	298	16%	1%
Hot Coils/Sheets	490	26%	491	27%	0%
Cold Coils/Sheets	371	19%	355	19%	4%
Eletrogalvanized Coils	48	3%	42	2%	16%
Hot Dip Galvanized Coils	64	3%	80	4%	-20%
Processed Products	65	3%	81	4%	-21%
Slabs	39	2%	19	1%	111%
TOTAL SALES - EXPORTS	531	28%	463	25%	15%
Heavy Plates	125	7%	92	5%	35%
Hot Coils/Sheets	47	2%	27	1%	75%
Cold Coils/Sheets	99	5%	123	7%	-20%
Eletrogalvanized Coils	17	1%	9	0%	92%
Hot Dip Galvanized Coils	9	0%	13	1%	-31%
Processed Products	42	2%	41	2%	2%
Slabs	191	10%	156	9%	22%

Sectorial Sales - Consolidated

Thousand tonnes	1Q 2004		1Q 2003		Chg.
Domestic Market	1,379	100%	1,367	100%	1%
Auto	144	10%	117	9%	23%
Autoparts	176	13%	167	12%	6%
Shipbuilding	30	2%	6	0%	403%
Line Pipes	70	5%	97	7%	-28%
Small Diameter Pipes	119	9%	140	10%	-15%
Packaging	25	2%	12	1%	108%
Household Appliance	29	2%	55	4%	-47%
Civil Construction	128	9%	120	9%	7%
Electrical Equipment	54	4%	40	3%	34%
Distributors	386	28%	413	30%	-7%
Industrial Equipment	52	4%	44	3%	18%
Others	167	12%	156	11%	7%

Attachment 7 - Market Share

Market Share - Usiminas System (*)

(% volume)

	1Q 2004(**)	2003(**)	2002(**)	2001(*)
DOMESTIC MARKET	57%	59%	62%	62%
Auto	60%	60%	62%	66%
Autoparts	64%	68%	73%	69%
Shipbuilding	100%	100%	100%	100%
Electrical Equipment	60%	58%	54%	64%
Household Appliance	37%	43%	44%	47%
Line Pipes	96%	98%	100%	100%
Small Diameter Pipes	62%	67%	80%	77%
Packaging	15%	13%	14%	12%
Civil Construction	46%	56%	54%	45%
Distributors	52%	56%	62%	66%

(*) Defined by USIMINAS, Cosipa, and CSN markets.

(**) Defined by USIMINAS, Cosipa, CSN, Acesita and CST (since September) markets.

Source: Information System IBS

Attachment 8 - Financial Indebtedness

Financial Income (Expenses), Net

R$ million	3/31/04 Short Term	3/31/04 Long Term	3/31/04 Total	12/31/03 Total	Chg. 1Q04/4Q03
TOTAL DEBT					
Foreign Currency (*)	1,706	3,868	5,574	5,401	3%
IGP-M	100	247	347	393	-12%
TJLP	220	506	726	747	-3%
Others	97	75	172	295	-42%
Sub-Total	2,123	4,696	6,819	6,835	0%
Debentures	4	240	244	257	-5%
Sub-Total	2,127	4,936	7,063	7,092	0%
Taxes Payable in Installments	26	100	126	133	-5%
TOTAL	2,153	5,036	7,189	7,225	0%
FEMCO	10	357	367	362	1%
TOTAL	2,163	5,393	7,556	7,587	0%

(*) 97.1% of total foreign currency is denominated in US dollars

Financial Income (Expenses), Net

R$ million	1Q 2004	1Q 2003
Monetary Effects	(47)	(77)
Exchange Variation	(25)	295
Hedge Income (Expenses)	(55)	(216)
Interest of Loans, Financing, ACC's and Pre-Payment	(155)	(170)
Financial Income	42	33
Other Financial Expenses	(15)	(36)
NET INTEREST INCOME	(253)	(171)

USIMINAS

TECNOLOGIA AVANÇADA PARA FABRICAR AÇO E BENEFICIAR VIDAS


1T04

Receita líquida cresce 12% e EBITDA atinge R$ 921 milhões

Belo Horizonte, 5 de maio de 2004 - Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY) anunciou hoje os resultados do primeiro trimestre de 2004. As informações operacionais e financeiras da Companhia, exceto onde estiver indicado de outra forma, são apresentadas com base em números consolidados e em reais, conforme a Legislação Societária. Todas as comparações realizadas neste comunicado levam em consideração o mesmo período de 2003, exceto quando especificado em contrário.

DESTAQUES

Vendas e Receita
As vendas físicas do Sistema Usiminas alcançaram 1,9 milhão de toneladas no 1T04, com crescimento de 4%. As vendas internas mantiveram-se no patamar de 1,4 milhão de toneladas verificado no 1T03, enquanto as exportações cresceram 15% e totalizaram 531 mil toneladas. A receita líquida cresceu 12% e somou R$ 2,4 bilhões no trimestre, refletindo a elevação do preço médio dos produtos.

EBITDA
O EBITDA alcançou R$ 921 milhões, 4% superior ao obtido no mesmo período do ano anterior, evidenciando a recuperação tanto da geração de caixa quanto da margem de EBITDA em relação aos últimos 3 trimestres. Sobre o 4T03, o ganho foi de 8 pontos percentuais, subindo de 31% para 39%.

Resultado
O lucro líquido consolidado atingiu R$ 358 milhões no 1T04, superior em 1% ao verificado no 1T03 (período afetado positivamente por variações cambiais de R$ 79 milhões).

Eventos Subseqüentes
A Usiminas assinou três importantes acordos operacionais entre abril e maio de 2004, em linha com a sua visão estratégica de longo prazo. A assinatura do sexto acordo de transferência de tecnologia com a Nippon Steel, com validade até 2009, assegurará a continuidade da Usiminas no estado da arte da produção siderúrgica. O acordo firmado com a CVRD garantirá o abastecimento de 5 milhões de toneladas/ano de minério de ferro nos próximos cinco anos. Por fim, o acordo entre a Usiminas/Cosipa e a Cemig assegura o fornecimento de energia também pelos próximos cinco anos e marca a migração do Sistema Usiminas do mercado cativo para o mercado livre de energia elétrica.

Perspectivas
A Usiminas mantém expectativa de expansão em torno de 7% do mercado interno de laminados planos em 2004, baseada em dados do IBS (Instituto Brasileiro de Siderurgia). Análises apontam evolução dos setores exportadores, com o PIB crescendo 3%. A participação do Sistema Usiminas no mercado interno não deverá ter alteração significativa, apesar do crescimento da oferta. No 2T04, preços médios permanecerão em níveis elevados no mercado internacional de produtos siderúrgicos. Para o segundo semestre, o desempenho dos negócios no campo internacional, apesar de eventuais quedas de demanda da China, permanecem favoráveis graças à expressiva recuperação econômica nos EUA. No plano doméstico, o comportamento da taxa de juros e o ambiente sócio-político marcarão o ritmo de atividade econômica, com reflexo na demanda de produtos siderúrgicos.

Destaques Consolidados

milhões de R$	1T 2004	1T 2003	Var.%
Vendas Físicas (mil t.)	1.910	1.830	4
Receita Líquida	2.365	2.120	12
Lucro Bruto	936	875	7
Lucro Operacional (EBIT) a	781	758	3
Resultado Financeiro	(253)	(171)	48
Lucro Líquido	358	356	1
EBITDA b	921	889	4
EBITDA (R$/t)	482	486	-1
Ativos Totais	15.799	15.139	4
Endividamento Líquido	6.330	8.061	-21
Patrimônio Líquido	4.358	3.390	29

(a) Antes do resultado financeiro e participações.

(b) Resultado operacional antes dos juros, impostos, depreciações, amortizações e participações.

<u>Teleconferência</u>: sexta-feira, 7 de maio
Local, às 10:00 horas (Brasília).
Internacional, às 12:00 horas (Brasília).

Números para conexão:
Participantes no Brasil: (55 11) 4613-0500
Participantes no exterior: (1-888) 340-8477
(1-786) 924-8430

Senhas de acesso: 833 (local)
927 (internacional)

O áudio da teleconferência será transmitido ao vivo pela internet, acompanhado por uma apresentação de slides no website: www.usiminas.com.br

DIVULGAÇÃO IMEDIATA

Contatos:

Bruno Seno Fusaro
brunofusaro@usiminas.com.br
Tel: (31) 3499-8710

Paulo Esteves
paulo.esteves@thomsonir.com.br
Tel: (11) 3897-6466/6857



Mercado, Produção e Vendas

A produção brasileira de aço bruto atingiu 8 milhões de toneladas no 1T04, com expansão de 6%. A produção de laminados destacou-se no período, ao registrar crescimento de 14% e somar 5,7 milhões de toneladas, favorecida pela entrada em operação de novas linhas de produção.

A demanda interna de laminados planos superou as expectativas preliminares do mercado, com 2,5 milhões de toneladas e alta de 7,6%. Esse crescimento foi liderado pelas encomendas dos setores ligados às exportações e ao agronegócio.

No plano internacional, as exportações brasileiras de laminados planos somaram 828 mil toneladas, com crescimento de 32% impulsionado pela continuidade da demanda aquecida no mercado asiático e retomada das compras de clientes norte-americanos.

O Sistema Usiminas produziu 2,2 milhões de toneladas de aço bruto no 1T04, 7% acima do mesmo período do ano anterior. As operações comportaram-se conforme o programado, com produção a plena carga nas duas usinas, sinalizando volume anualizado de 9 milhões de toneladas.

Produção (Aço Bruto)

Milhares de Toneladas	1T04	1T03	4T03	Var.% 1T/1T	Var.% 1T/4T	2003	2002	Var.%
Usiminas	1.165	1.130	1.074	3	8	4.524	4.575	-1
Cosipa	1.059	952	1.064	11	0	4.097	3.873	6
Total	2.224	2.082	2.138	7	4	8.621	8.448	2

Vendas Consolidadas (mil t.)


1.736
1.890
1.910
2.185
1.830
1.939
1.822
2.119
1.910
22%
31%
33%
33%
25%
26%
35%
36%
28%
78%
69%
67%
67%
75%
74%
65%
64%
72%
1T02
2T02
3T02
4T02
1T03
2T03
3T03
4T03
1T04
Mercado Interno
Mercado Externo

Placas e chapas grossas aumentam participação no mix de produtos

O *mix* das vendas físicas totais do 1T04 apresentou aumento da participação de placas e de chapas grossas. Os embarques de placas cresceram 32%, atingindo 230 mil toneladas. As vendas de chapas grossas evoluíram 9%, somando 426 mil toneladas.

USIMINAS



As vendas internas do Sistema Usiminas mantiveram-se no patamar de 1,4 milhão de toneladas no trimestre. Os setores automotivo, de máquinas agrícolas e rodoviárias e eletroeletrônicos, relacionados às exportações ou ao agronegócio, permaneceram aquecidos e contrabalançaram o desempenho negativo das vendas aos setores mais dependentes do consumo interno, obras de infra-estrutura e construção civil.

O Sistema finalizou o trimestre com participação de 57% no mercado interno de laminados planos.

As exportações da Companhia cresceram 15% e somaram 531 mil toneladas no 1T04. A demanda prosseguiu forte na China e intensificou-se nos Estados Unidos. Os embarques de chapas grossas para o mercado externo somaram 125 mil toneladas, com expansão de 35%. Essas encomendas foram em boa parte destinadas à indústria naval e às obras de infra-estrutura no sudeste asiático. As exportações de laminados a quente cresceram 75%, com volume comercializado de 47 mil toneladas no período. As vendas externas de placas evoluíram 22%, alcançando 191 mil toneladas no 1T04.

Vendas

Milhares de toneladas	1T04	%	1T03	%	Var.
Usiminas					
Mercado Interno	**833**	81	**820**	80	**2%**
Mercado Externo	**198**	19	**201**	20	**-1%**
Total	**1.031**	100	**1.021**	100	**1%**
Cosipa					
Mercado Interno	**546**	62	**547**	68	**0%**
Mercado Externo	**333**	38	**262**	32	**27%**
Total	**879**	100	**809**	100	**9%**
Sistema					
Mercado Interno	**1.379**	72	**1.367**	75	**1%**
Mercado Externo	**531**	28	**463**	25	**15%**
Total	**1.910**	100	**1.830**	100	**4%**

Exportações representaram 28% das vendas físicas no 1T04

Como reflexo da forte demanda externa e da maior oferta de produtos pelo Sistema Usiminas, a participação das exportações no total das vendas da empresa cresceu em 3 pontos percentuais comparativamente ao mesmo período do ano anterior.

Distribuição das Vendas Físicas - 1T04


Usiminas
ME
19%
MI
81%
Cosipa
ME
38%
MI
62%
Sistema
ME
28%
MI
72%



Receita Líquida

A receita líquida consolidada cresceu 12% e atingiu R$ 2,4 bilhões no 1T04. A receita líquida por tonelada evoluiu 7%, atingindo R$ 1.238/t.

Esse desempenho refletiu o crescimento do volume comercializado e a elevação dos preços médios dos produtos. Entretanto, a valorização do real frente ao dólar entre o 1T03 e o 1T04 diminuiu a magnitude da evolução da receita das exportações, quando comparada em moeda nacional. A maior participação de placas nas vendas também teve efeito adverso no preço médio por tonelada.

Lucro Bruto

O lucro bruto foi de R$ 936 milhões no 1T04, com alta de 7%. O custo médio por tonelada subiu 10%, chegando a R$ 748. Dado que a Usiminas possui estoques reguladores de matérias-primas, inclusive coque e carvão, o impacto dos reajustes de preços de insumos será mais notado a partir do 2T04.

A margem bruta apresentou pouca variação, atingindo 40%, evidenciando que apesar da forte pressão nos custos ocorrida no final de 2003, os ganhos nas vendas e a administração do custo de produção preservaram as margens de comercialização da Usiminas.

EBITDA e margem EBITDA do 1T04 apontam melhora

Lucro Operacional

O lucro operacional antes das despesas financeiras (EBIT) cresceu 3% e atingiu R$ 781 milhões. A margem EBIT, por sua vez, passou de 36% para 33%, refletindo as maiores despesas de vendas.

O EBITDA atingiu R$ 921 milhões no 1T04, valor 4% superior ao obtido no mesmo período do ano anterior. Na análise do gráfico abaixo, evidencia-se a recuperação tanto do EBITDA quanto da margem EBITDA em relação aos três últimos trimestres. Na análise trimestre-a-trimestre, o crescimento do EBITDA foi de 21%, passando de R$ 763 milhões no 4T03 para R$ 921 milhões no 1T04. Esse foi o segundo melhor desempenho da Usiminas, inferior somente ao EBITDA do 4T02, atípico pela forte valorização do dólar e pela concentração de embarques.

Resultado Financeiro e Endividamento

No 1T04, a apreciação do dólar frente ao real em aproximadamente 0,7% teve um impacto negativo de aproximadamente R$ 80 milhões no resultado financeiro consolidado. No mesmo período do ano anterior, as variações cambiais resultaram em um ganho de R$ 79 milhões.

A dívida bruta consolidada somava R$ 7,6 bilhões no final de março de 2004. Deste total, 37% decorriam de operações de financiamentos de exportações e importações, 19% referiam-se ao BNDES, 31% representavam operações no mercado de capitais e o restante, a operações variadas. O endividamento bruto apresentou uma redução de R$ 31 milhões no trimestre, ao passo que a redução da dívida líquida atingiu aproximadamente R$ 410 milhões, ou US$ 160 milhões. A meta de redução da dívida bruta em pelo menos US$ 300 milhões deverá ser cumprida.

Aproveitando as oportunidades do mercado financeiro para captações, no 1T04 a Cosipa emitiu Eurobônus no valor de US$ 175 milhões e fechou um contrato de pré-pagamento de exportações no valor de US$ 135 milhões, ambas operações com prazo de cinco anos, dando continuidade à política de alongamento do perfil da sua dívida.

Dívida Total Consolidada/EBITDA


5,1
5,7
6,2
3,9
2,9
2,4
2,4
2,5
2,4
7,8
8,8
10,9
9,5
8,7
7,9
7,9
7,6
7,6
1T02 2T02 3T02 4T02 1T03 2T03 3T03 4T03 1T04
Dívida Total (R$ bi)
Div./EBITDA

EBITDA/Margem EBITDA


27%
31%
37%
45%
42%
36%
33%
31%
39%
349
440
621
1.019
889
760
660
763
921
1T02 2T02 3T02 4T02 1T03 2T03 3T03 4T03 1T04
EBITDA
Margem EBITDA

A relação dívida total consolidada / EBITDA recuou de 2,5x no final de 2003 para 2,4x em março de 2004, resultado do aumento da geração de caixa e da sua destinação prioritária para amortização da dívida onerosa da Companhia.

USIMINAS



Lucro Líquido

O lucro líquido consolidado alcançou R$ 358 milhões no 1T04.

Investimentos

Os investimentos somaram R$ 40 milhões no 1T04, destinados basicamente à manutenção de equipamentos. O plano de investimentos em 2004 deverá atingir aproximadamente R$ 450 milhões, concentrados em projetos de melhoria da produção, obras de manutenção e pequenas reformas em ambas usinas.

Eventos Subsequentes

Em linha com a sua visão estratégica de longo prazo, a Usiminas assinou três importantes acordos operacionais no início desse ano:

- **Transferência de tecnologia** - A assinatura do sexto acordo de transferência de tecnologia com a Nippon Steel em abril de 2004, com validade até 2009, assegurará a continuidade da Usiminas no estado da arte da produção siderúrgica. A Nippon Steel é uma referência tecnológica na siderurgia mundial e com esse contrato, a Usiminas reforça sua estratégia de médio e longo prazos, tornando-se mais competitiva frente às outras siderúrgicas brasileiras;
- **Compra de minério de ferro** - O acordo estabelecido com a Companhia Vale do Rio Doce também no final de abril, envolvendo cerca de US$ 400 milhões, garantirá o suprimento de minério de ferro nos próximos cinco anos, coroando um relacionamento de 42 anos entre as duas empresas. Por esse contrato, que pode ser prorrogado, a Vale vai garantir o abastecimento de 5 milhões de toneladas/ano de minério de ferro, dentro das especificações técnicas da produção, representando 85% das necessidades da Usiminas;
- **Compra de energia elétrica** – Assinado com a Cemig, esse acordo assegura o fornecimento de energia elétrica entre janeiro de 2005 e dezembro de 2009, e marca a migração de Usiminas e Cosipa do mercado cativo para o mercado livre de energia elétrica. Também integra o conjunto de medidas que o Sistema vem implementando no sentido de minimizar os riscos de suprimento energético, destacando-se as obras de ampliação da geração própria do Sistema, que elevará a produção dos atuais 16% para 30% do total consumido pela Empresa até 2007.

Perspectivas

A manutenção da política monetária conservadora, refletida no ritmo de redução da taxa básica de juros, e o rigor da política fiscal, que elevou a carga fiscal para um patamar próximo a 40% do PIB, limitam as perspectivas para a recuperação do consumo doméstico no curto prazo. Adicionalmente, a indefinição de marcos regulatórios nos setores de infra-estrutura tem retardado importantes investimentos no País.

Nesse cenário, acredita-se que o dinamismo da economia nos próximos meses prosseguirá concentrado nos setores relacionados às exportações e ao agronegócio. Entretanto, fatores positivos podem favorecer o nível de atividade em outros segmentos. São eles: (I) o anúncio da nova política industrial, contemplando os setores de bens de capital, fármacos, software e de semicondutores; (II) tendência de maior liquidez na economia ; e (III) divulgação dos resultados preliminares de pesquisa da FGV que apontam indícios de uma recuperação da produção industrial.

A Usiminas mantém expectativa de expansão em torno de 7% do mercado interno de laminados planos em 2004, baseada em dados do IBS (Instituto Brasileiro de Siderurgia). Análises apontam evolução dos setores exportadores, com o PIB crescendo 3%. A participação do Sistema Usiminas no mercado interno não deverá ter alteração significativa, apesar do crescimento da oferta. No 2T04, preços médios permanecerão em níveis elevados no mercado internacional de produtos siderúrgicos. Para o segundo semestre, o desempenho dos negócios no campo internacional, apesar de eventuais quedas de demanda da China, permanecem favoráveis, graças à expressiva recuperação econômica nos EUA. No plano doméstico, o comportamento da taxa de juros e o ambiente sócio-político marcarão o ritmo de atividade econômica, com reflexo na demanda de produtos siderúrgicos.

###

Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS é uma companhia siderúrgica integrada, com receita líquida consolidada de R$ 8,7 bilhões em 2003. O Sistema USIMINAS, formado por USIMINAS e Cosipa, possui capacidade de produção anual de 9,3 milhões de toneladas de aço bruto e ocupa posição de liderança no mercado interno de laminados planos, que atende aos setores automobilístico, de autopeças, máquinas agrícolas e rodoviárias, equipamentos eletro-eletrônicos e tubos de grande diâmetro.

Anexo 1 - Demonstrações Financeiras

Demonstração do Resultado - Controladora

Legislação Societária

R$ mil	1T 2004	1T 2003	Var.%
Receita Líquida de Vendas	**1.306.787**	**1.222.500**	7
Mercado Interno	**1.081.993**	**980.765**	10
Mercado Externo	**224.794**	**241.735**	-7
Custo dos Produtos Vendidos	**(734.025)**	**(710.878)**	3
Lucro Bruto	**572.762**	**511.622**	12
Margem bruta %	***44%***	***42%***	5
(Despesas) Receitas Operacionais	**(64.039)**	**(65.049)**	-2
Vendas	(20.645)	(13.097)	58
Gerais e Administrativas	(21.630)	(19.309)	12
Outras (Despesas) Receitas	(21.764)	(32.643)	-33
Lucro Operacional antes das Desp.Fin.	**508.723**	**446.573**	14
Margem Operacional %	***39%***	***37%***	7
(Despesas) Receitas Financeiras	**(81.964)**	**(108.438)**	-24
Receitas Financeiras	21.280	(18.565)	-
Despesas Financeiras	(103.244)	(89.873)	15
Participação em Controladas	**80.327**	**151.236**	-47
Lucro (Prejuízo) Operacional	**507.086**	**489.371**	4
Resultado Não Operacional	(4.810)	(9.278)	-48
Lucro (Prejuízo) antes dos Tributos e das Participações	**502.276**	**480.093**	5
Imposto de Renda / Contribuição Social	(132.393)	(118.017)	12
Lucro (Prejuízo) antes das Participações	**369.883**	**362.076**	2
Participações dos Empregados	(4.592)	-	-
Lucro (Prejuízo) Líquido	**365.291**	**362.076**	1
Lucro (Prejuízo) Líquido por ação	**1,66512**	**1,68333**	-1
EBITDA	**570.762**	**514.733**	11
Margem EBITDA %	**43,7%**	**42,1%**	4
Depreciação	62.039	59.663	4
Provisões	-	8.497	-100

Anexo 2 - Demonstrações Financeiras

Demonstração do Resultado - Consolidado

Legislação Societária

R$ mil	1T 2004	1T 2003	Var.%
Receita Líquida de Vendas	**2.364.710**	**2.119.826**	12
Mercado Interno	**1.781.386**	**1.593.683**	12
Mercado Externo	**583.324**	**526.143**	11
Custo dos Produtos Vendidos	**(1.428.815)**	**(1.244.808)**	15
Lucro Bruto	**935.895**	**875.018**	7
Margem bruta %	***40%***	***41%***	-4
(Despesas) Receitas Operacionais	**(154.468)**	**(117.073)**	32
Vendas	(53.017)	(35.404)	50
Gerais e Administrativas	(53.531)	(46.237)	16
Outras (Despesas) Receitas	(47.920)	(35.432)	35
Lucro Operacional antes das Desp.Fin.	**781.427**	**757.945**	3
Margem Operacional %	***33%***	***36%***	-8
(Despesas) Receitas Financeiras	**(253.433)**	**(171.065)**	48
Receitas Financeiras	45.388	(38.035)	-
Despesas Financeiras	(298.821)	(133.030)	125
Participação em Controladas	**13.908**	**391**	3457
Lucro (Prejuízo) Operacional	**541.902**	**587.271**	-8
Resultado Não Operacional	(7.388)	(11.801)	-37
Lucro (Prejuízo) antes dos Tributos e das Participações	**534.514**	**575.470**	-7
Imposto de Renda / Contribuição Social	(164.645)	(206.382)	-20
Lucro (Prejuízo) antes das Participações	**369.869**	**369.088**	0
Participações dos Empregados	(4.592)	0	-
Participações Minoritários	(6.857)	(12.900)	-47
Lucro (Prejuízo) Líquido	**358.420**	**356.188**	1
Lucro (Prejuízo) Líquido por ação	**1,63380**	**1,65595**	-1
EBITDA	**921.083**	**888.802**	4
Margem EBITDA %	***39,0%***	***41,9%***	-7
Depreciação	135.070	123.286	10
Provisões	4.586	7.571	-39

Anexo 3 - Demonstrações Financeiras

Fluxo de Caixa

Legislação Societária

R$ mil	Controladora 1T 2004	Controladora 1T 2003	Consolidado 1T 2004	Consolidado 1T 2003
Atividades Operacionais				
Lucro (Prejuízo) Líquido do Exercício	365.291	362.076	358.420	356.188
Encargos e Var. Monetária/Cambiais líquidas	87.616	94.711	254.676	155.050
Depreciação, Amortização e Exaustão	62.039	59.663	135.070	123.286
Baixa de Investimentos	5	7.642	93	7.066
Participações em Controladas/Coligadas	(80.327)	(151.236)	(13.908)	(391)
Recebimentos de Dividendos de Subsidiarias	0		362	0
Imposto de Renda e Contribuição Social	132.393	118.017	164.645	206.382
Provisões	39.984	18.307	91.596	14.226
Ajuste Participação Minoritários	0	0	6.857	12.860
Total	607.001	509.180	997.811	874.667
(Acréscimo)/Decréscimo de Ativos				
Em Contas a Receber	4.114	(5.104)	(20.375)	183.487
Nos Estoques	21.408	(44.010)	5.907	(149.617)
em Impostos a Recuperar	66.239	(1.008)	72.331	(6.653)
Acréscimo/Decréscimo IR/CS Diferidos	460		460	0
em Depósitos Judiciais	(17.535)	6.793	(25.262)	3.297
Outros	(7.054)	(38.580)	7.321	(22.691)
Total	67.632	(81.909)	40.382	7.823
Acréscimo/(Decréscimo) de Passivos				
Em Fornecedores	(16.401)	11.305	8.975	(60.072)
Valores a pagar a sociedades ligadas	(25.452)	(43.368)	19.987	(14.540)
Adiantamentos de clientes	(1.270)	(12.614)	44.458	(3.153)
Tributos a recolher	1.869	(5.065)	2.202	(14.401)
Outros	(115.352)	(54.034)	(134.831)	(20.575)
Total	(156.606)	(103.776)	(59.209)	(112.741)
Fluxo de Caixa das Atividades Operacionais	518.027	323.495	978.984	769.749
Atividades Financeiras				
Ingressos de Emprést. e Financiam. e Debêntures	6.131	200.155	1.166.760	952.028
Pagamentos de Emprést./Financiam. e Debêntures	(292.589)	(536.069)	(1.223.281)	(1.550.648)
Juros Pagos s/ Empr./Financ., Debêntures	(36.234)	(64.658)	(164.036)	(164.156)
Juros Pagos s/ Tributos Parcelados	(8.997)	(4.531)	(9.467)	(5.748)
Resgate de Operações de Swap	(11.983)	23.445	(27.541)	22.741
Dividendos / Juros sobre Capital Próprio Pagos	(302.207)	(3)	(302.207)	(919)
Fluxo de Caixa das Atividades Financeiras	(645.879)	(381.661)	(559.772)	(746.702)
Atividades de Investimentos				
(Adições) Baixa de Investimentos	0	0	0	2.073
(Adições) p/ Imobilizado, excl. Encargos Capitalizados	(10.868)	(50.700)	(40.313)	(96.297)
Baixa de ativo permanente	0	0	0	0
Fluxo de Caixa das Atividades de Investimentos	(10.868)	(50.700)	(40.313)	(94.224)
Variação Cambial sobre Disponibilidades	1.612	(12.497)	3.942	(29.079)
Variação no Saldo do Caixa	(137.108)	(121.363)	382.841	(100.256)
No Início do Período	442.733	461.692	843.007	731.755
No Final do Período	305.625	340.329	1.225.848	631.499

USIMINAS

Anexo 4 - Demonstrações Financeiras

Balanço Patrimonial - Ativo

Legislação Societária (R$ mil)

Ativo	Controladora		Consolidado	
	31-mar-04	31-dez-03	31-mar-04	31-dez-03
Circulante	**2.075.271**	**2.309.116**	**4.561.482**	**4.247.631**
Disponibilidades	305.625	442.733	1.225.848	843.007
Contas a Receber	851.640	855.754	1.464.173	1.443.797
Impostos a Recuperar	51.960	118.199	172.128	244.459
Instrumentos Financeiros	-	-	-	-
Estoques	661.184	682.592	1.435.939	1.441.846
Impostos Diferidos	138.397	138.857	138.397	138.857
Outros Títulos e Valores a Receber	66.465	70.981	124.997	135.665
Realizável a Longo Prazo	**1.408.628**	**1.425.614**	**1.807.698**	**1.820.804**
Impostos Diferidos	900.373	934.650	1.340.528	1.373.768
Créditos com Controladas	301.092	297.560	81.531	77.501
Depósitos Judiciais	147.825	130.290	255.768	230.506
Instrumentos Financeiros	-	-	-	-
Outros	59.338	63.114	129.871	139.029
Permanente	**5.647.365**	**5.606.873**	**9.429.442**	**9.504.377**
Investimentos	2.082.865	1.990.933	194.656	179.522
Imobilizado	3.564.500	3.615.940	9.185.319	9.274.440
Diferido	-	-	49.467	50.415
Total do Ativo	**9.131.264**	**9.341.603**	**15.798.622**	**15.572.812**

Anexo 5 - Demonstrações Financeiras

Balanço Patrimonial - Passivo

Legislação Societária (R$ mil)

Passivo	Controladora		Consolidado	
	31-mar-04	31-dez-03	31-mar-04	31-dez-03
Circulante	**1.312.781**	**1.846.094**	**3.323.546**	**4.205.279**
Empréstimos e Financiamentos	783.656	944.008	2.126.796	2.747.421
Debêntures	-	-	-	16.761
Fornecedores, empreiteiros e fretes	123.806	140.207	325.738	316.763
Impostos, Taxas e Contribuições	100.381	77.867	290.253	238.067
Instrumentos Financeiros	23.530	27.647	90.435	90.868
Dívidas com Controladas	152.602	178.054	60.156	43.338
Contas a pagar FEMCO	-	-	9.832	8.891
Salários e Encargos Sociais	43.406	41.367	53.201	50.325
Tributos Parcelados	23.254	28.218	26.020	30.003
Dividendos a pagar	4.165	306.372	4.209	306.415
Outros	57.981	102.354	336.906	356.427
				-
Exigível a Longo Prazo	**3.428.134**	**3.470.451**	**7.995.974**	**7.253.709**
Empréstimos e Financiamentos	1.578.701	1.597.248	5.036.212	4.087.373
Debêntures	-	-	-	240.000
Contingências	551.428	502.685	1.006.243	914.315
Passivo Atuarial	968.569	967.802	1.025.306	1.024.539
Tributos Parcelados	88.390	91.190	99.841	103.047
Instrumentos Financeiros	64.552	54.597	312.661	284.000
Contas a pagar FEMCO	-	-	357.233	353.067
Outros	176.494	256.929	158.478	247.368
Participação dos Minoritários	**-**	**-**	**121.261**	**114.403**
Patrimônio Líquido	**4.390.349**	**4.025.058**	**4.357.841**	**3.999.421**
Capital Social	1.280.839	1.280.839	1.280.839	1.280.839
Reservas de Capital	1.831.542	1.831.542	1.831.542	1.831.542
Reservas de Lucros	912.677	912.677	912.677	912.677
Lucros (Prejuízos) Acumulados	365.291	-	332.783	(25.637)
Total do Passivo	**9.131.264**	**9.341.603**	**15.798.622**	**15.572.812**

Anexo 6 - Distribuição de Vendas

Distribuição de Vendas por Produto - Consolidado

Milhares de toneladas	1T 2004		1T 2003		Var.
VENDAS FÍSICAS TOTAIS	1.910	100%	1.830	100%	4%
Chapas Grossas	426	22%	391	21%	9%
Laminados a Quente	538	28%	519	28%	4%
Laminados a Frio	470	25%	479	26%	-2%
Eletro-Galvanizados	65	3%	50	3%	30%
Galvanizados por Imersão a Quente	73	4%	93	5%	-22%
Produtos Processados	107	6%	123	7%	-13%
Placas	230	12%	175	10%	32%
VENDAS FÍSICAS - MERC. INTERNO	1.379	72%	1.367	75%	1%
Chapas Grossas	301	16%	298	16%	1%
Laminados a Quente	490	26%	491	27%	0%
Laminados a Frio	371	19%	355	19%	4%
Eletro-Galvanizados	48	3%	42	2%	16%
Galvanizados por Imersão a Quente	64	3%	80	4%	-20%
Produtos Processados	65	3%	81	4%	-21%
Placas	39	2%	19	1%	111%
VENDAS FÍSICAS - MERC. EXTERNO	531	28%	463	25%	15%
Chapas Grossas	125	7%	92	5%	35%
Laminados a Quente	47	2%	27	1%	75%
Laminados a Frio	99	5%	123	7%	-20%
Eletro-Galvanizados	17	1%	9	0%	92%
Galvanizados por Imersão a Quente	9	0%	13	1%	-31%
Produtos Processados	42	2%	41	2%	2%
Placas	191	10%	156	9%	22%

Distribuição de Vendas por Segmento - Consolidado

Milhares de toneladas	1T 2004		1T 2003		Var.
MERCADO INTERNO	1.379	100%	1.367	100%	1%
Automobilístico	144	10%	117	9%	23%
Auto-Peças	176	13%	167	12%	6%
Construção Naval	30	2%	6	0%	403%
Tubos de Grande Diâmetro	70	5%	97	7%	-28%
Tubos de Pequeno Diâmentro	119	9%	140	10%	-15%
Embalagens	25	2%	12	1%	108%
Utilidades Domésticas	29	2%	55	4%	-47%
Construção Civil	128	9%	120	9%	7%
Eletro-Eletrônicos	54	4%	40	3%	34%
Distribuidores	386	28%	413	30%	-7%
Maquinário e Equipamentos Ind.	52	4%	44	3%	18%
Outros	167	12%	156	11%	7%

Anexo 7 - Dados de Mercado

Participação de Mercado - Sistema Usiminas

(% volume)

	1T 2004(**)	2003(**)	2002(**)	2001(*)
MERCADO INTERNO	57%	59%	62%	62%
Automobilístico	60%	60%	62%	66%
Auto-Peças	64%	68%	73%	69%
Construção Naval	100%	100%	100%	100%
Eletro-Eletrônicos	60%	58%	54%	64%
Utilidades Domésticas	37%	43%	44%	47%
Tubos de Grande Diâmetro	96%	98%	100%	100%
Tubos de Pequeno Diâmetro	62%	67%	80%	77%
Embalagens	15%	13%	14%	12%
Construção Civil	46%	56%	54%	45%
Distribuidores	52%	56%	62%	66%

(*) Definida pelos mercados de USIMINAS, Cosipa, CSN .

(**) Definida pelos mercados de USIMINAS, Cosipa, CSN, Acesita e a partir de set. a CST.

Fonte: Sistema de Informações-IBS

Anexo 8 - Financiamentos

Empréstimos e Financiamentos por Indexador - Consolidado

R$ milhões	31/03/04 Curto Prazo	31/03/04 Longo Prazo	31/03/04 Total	31/12/03 Total	Var. 1T04/4T03
ENDIVIDAMENTO TOTAL					
Moeda Estrangeira (*)	1.706	3.868	5.574	5.401	3%
IGP-M	100	247	347	393	-12%
TJLP	220	506	726	747	-3%
Outros	97	75	172	295	-42%
Sub-Total	2.123	4.696	6.819	6.835	0%
Debêntures	4	240	244	257	-5%
Sub-Total	2.127	4.936	7.063	7.092	0%
Tributos Parcelados	26	100	126	133	-5%
TOTAL	2.153	5.036	7.189	7.225	0%
FEMCO	10	357	367	362	1%
TOTAL	2.163	5.393	7.556	7.587	0%

(*) 97,1% do total de moedas estrangeiras é US dólar

Resultado Financeiro Consolidado

R$ milhões	1T 2004	1T 2003
Efeitos Monetários	(47)	(77)
Variação Cambial	(25)	295
Receitas (Despesas) de *Hedge*	(55)	(216)
Juros de Empréstimos, Financiamentos, ACC´s e Pré-Pagamento	(155)	(170)
Receitas Financeiras	42	33
Outras Despesas Financeiras	(15)	(36)
RESULTADO FINANCEIRO LÍQUIDO	(253)	(171)